

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2015

Via E-mail
Mr. Joseph Tung
Advanced Semiconductor Engineering, Inc.
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Schedule TO-T**
> **Filed August 24, 2015 by Advanced Semiconductor Engineering, Inc.**
> **Amendment No. 4 to Schedule TO-T**
> **Filed September 1, 2015 by Advanced Semiconductor Engineering, Inc.**
> **File No. 005-79592**

Dear Mr. Tung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that Republic of China law expressly precludes the exclusion of U.S. holders from the ROC Offer, and revise your offer materials to fully and adequately disclose the risks of participating in the ROC Offer, or direct us to current disclosure that you believe satisfies this requirement. See Rule 14d-1(d)(2)(ii).

2. Please disclose the offer prices in U.S. dollars as of commencement.

3.   Disclosure states that amounts payable in respect of ADSs will be less applicable taxes and other governmental charges, if any. Please disclose the nature and potential amounts of these governmental charges.

What happens if shareholders tender more ADSs and Common Shares …?, page 7

4.   In the next to last sentence of this section, please clarify that, in calculating the proration factor, the divisor will include the number of Common Shares tendered in the U.S. Offer.

How long do I have to decide whether to tender in the U.S. Offer?, page 7

5.   Please confirm, and consider revising your disclosure to indicate, that the ROC Offer will not extend beyond the U.S. Offer.

Acceptance for Payment and Payment, page 13

6.   We note the fourth sentence in this section. Please tell us how you determined that this is consistent with Rule 14e-1(c).

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
George R. Bason, Jr., Esq.
Davis Polk & Wardwell LLP